United States securities and exchange commission logo





                              September 5, 2020

       David Boris
       Co-Chief Executive Officer and Chief Financial Officer
       Forum Merger II Corporation
       1615 South Congress Avenue, Suite 103
       Delray Beach,FL 33445

                                                        Re: Forum Merger II
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 11,
2020
                                                            File No. 1-38615

       Dear Mr. Boris:

              We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed August 11, 2020

       General

   1. We note that the letter to your stockholders only reflects six proposals instead of seven proposals. Please
revise.
   2. We note that you plan to issue shares of common stock to Ittella Parent securityholders.
                                                        Please tell us what
exemption from the Securities Act that you are relying upon and the facts supporting your
use of the exemption.
       Risk Factors, page 43

   3. We note that you use co-packers for the production of your products. Please consider including appropriate
risk factor disclosure regarding arrangements with co-packers.
                                                        Please also disclose
whether you have written agreements with your co-packers.
 David Boris
FirstName LastNameDavid    Boris
Forum Merger  II Corporation
Comapany 5,
September NameForum
             2020      Merger II Corporation
September
Page 2    5, 2020 Page 2
FirstName LastName
The Company currently utilizes third-party suppliers for select products..., page 45

4. Disclose whether you have any agreements with your third party suppliers for select products.
If the Company experiences the loss of one or more of its food brokers..., page
56

5. Disclose whether you have any agreement with one or more of your food brokers.
The proposed charter includes a forum selection clause, page 69

6. We note that your articles of incorporation will designate the federal district courts of the
         United States of America as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under federal securities laws, including the
         Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure on pages 69 and 205 to state that there is uncertainty as to whether a court would enforce the provision. Please also revise page 205 to ensure that it is consistent with the scope of your exclusive forum provision. We note that the provision does not apply to claims arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
Unaudited Pro Forma Consolidated Statement of Income, page 87

7. We note your disclosure on page 31 that in connection with the entry into the merger agreement, the company entered into employment agreements with Salvatore Galletti,
         Sarah Galletti, Stephanie Dieckmann, and Giuseppe Bardari, effective as of the closing.
         Since these agreements are directly a result of the merger, factually supportable, and of continuing impact, please revise your pro forma financial statements to include disclosure of the contractual terms and the applicable pro forma adjustments. Background of the Business Combination, page 112

8. We note your disclosure that you had various meetings. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
9.       In the last paragraph on page 112, include Mr. Garbers' forename, and indicate
         the capacity in which he participated in the merger agreement.
The Board   s Reasons for the Approval of the Business Combination, page 113

10. In the listing of factors on page 113, please discuss whether the board considered as
 David Boris
FirstName LastNameDavid    Boris
Forum Merger  II Corporation
Comapany 5,
September NameForum
             2020      Merger II Corporation
September
Page 3    5, 2020 Page 3
FirstName LastName
         negative factors the determination not to obtain a third party valuation or fairness opinion and the fact that your public stockholders will hold a minority share position in the post-
         merger company.
Directors and Officers, page 147

11. In the biographical paragraph of Mr. Richard Katzman, describe briefly his business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.
Sourcing and Suppliers, page 166

12. Disclose the names of your principal suppliers, including your sole supplier for liquid nitrogen and your sole supplier for Acai puree. Refer to Item 101(h)(4)(v) of Regulation
         S-K.
Management and Board of Directors, page 187

13. In the biographical paragraph of Mr. Ryan Olohan, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.
Summary Compensation Table, page 194

14. We note your disclosure on page 213 regarding salary for Mr. Salvatore Galletti and Ms.
         Stephanie Dieckmann is inconsistent with what is reflected in the summary compensation table. Please revise or advise.
Voting Power, page 197

15. Disclose whether holders of common stock are entitled to cumulative voting rights in the election of directors.
Beneficial Ownership of Securities, page 208

16. For a legal entity, disclose the natural person or persons having voting and dispositive power over the securities beneficially owned by the legal entity.
General
Financial Statements, page F-34

17. Please update the summary historical financial information, pro forma, and interim financial information for all entities to reflect interim results for the period ended June 30,
         2020. Please also update your disclosure regarding the impacts from the COVID-19 pandemic. We refer you to CF Disclosure Guidance: Topic 9 and CF Disclosure
         Guidance: Topic 9A available on the Commission's website for guidance. David Boris
Forum Merger II Corporation
September 5, 2020
Page 4
Myjojo Notes to Unaidited Condensed Financial Statements
15. Commitments and Contingencies, page F-50

18. We note that for the litigation related to the the death of an independent contractor, the company believes that a loss is currently not probable or estimable under ASC 450,
         Contingencies,    and that no accrual has been made as of March 31,
2020 or
      December 31, 2019. Since you are unable to estimate any loss, for an investor to better understand the company's exposure, please indicate the amount of pecuniary and non-
      pecuniary damages that the decedent   s heirs are seeking, if known. In
addition, please tell
      us and disclose any updates for this case.
Form of Proxy, page 1

19. Mark clearly the form of proxy as "Preliminary Copy." Refer to Rule 14a-6(e)(1) of
      Regulation A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Edward
M. Kelly,
Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at
(202) 551-3754
with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Boris
                                                           Division of
Corporation Finance
Comapany NameForum Merger II Corporation
                                                           Office of
Manufacturing
September 5, 2020 Page 4
cc:       Elliott M. Smith, Esq.
FirstName LastName